UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300

Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F       ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE FINANCIAL CORP FILES Q1.2018 FINANCIAL STATEMENTS

For Immediate Release

Vancouver, BC – May 28, 2018 – Digatrade Financial Corp. (OTCQB: DIGAF), an operating digital asset exchange and blockchain development services company, today announced that the Company has filed its quarterly unaudited financial statements and MDA for the period ended March 31, 2018 on Edgar www.sec.gov and on OTC Markets www.otcmarkets.com and Sedar www.sedar.com .

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

1500 West Georgia Street, Suite 1300

Vancouver, BC V6G-2Z6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0071

info@digatrade.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: May 29, 2018	By:	/s/ Brad J. Moynes
Brad J. Moynes
	Title:	CEO

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Exhibits

EX - 99.1	Unaudited Interim Consolidated Financial Statements for the Three Months ended March 31, 2018

EX - 99.2	Management’s Discussion and Analysis of Financial Conditions for the Three Months ended March 31, 2018

EX - 99.3	Certification of Interim Filings CEO

EX - 99.4	Certification of Interim Filings CFO